April 26, 2017

Keith Gregory
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 61 to Registration Statement on Form N-1A Allianz Variable Insurance Products Trust (the "Trust") File Nos. 333-83423 and 811-9491

Dear Mr. Gregory:

On March 31, 2017, you provided telephonic comments regarding the above-referenced post-effective amendment (the "Amendment") to the Trust's registration statement on Form N-1A. The primary purpose of the Amendment was to make material disclosure changes for six existing series ("Funds") of the Trust. This letter responds to your comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to rule 485(b).

PROSPECTUS

Comment 1:  You noted that any information omitted from the Amendment, as well as updates necessary to reflect year-end 2016 data, should be included in the subsequent amendment under rule 485(b).

Response:  Any such updates and/or additions will be included in the subsequent rule 485(b) filing.

Comment 2:  With respect to fixed income funds, you asked that we consider our risk disclosures in light of IM Guidance Updates 2014-01 and 2016-02 and revise the disclosure, if appropriate. You asked that we consider the current changes in interest rates that might heighten risks related to valuation, liquidity and volatility in the fixed income markets.

Response:  We have reviewed applicable disclosure relating to fixed income investments and believe that such disclosure is appropriate and consistent with applicable regulatory requirements.

Comment 3:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the fee table includes a footnote describing a management fee waiver arrangement. You noted that Instruction 3(e) to Item 3 requires a description of who can terminate the arrangement and under what circumstances, and that this comment would apply to any Fund with a fee waiver arrangement.

Response:  The requested changes will be made.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s) and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

19033-11

Comment 4:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the name of the Fund includes "Five-Year." You noted that the principal investment strategies of the Fund state that the Fund may invest "in obligations maturing in a shorter time period (from overnight, to up to five years from the date of settlement)" and may in some circumstances "focus investment in the short-term range of the eligible maturity range." You noted that "Five-Year" in the Fund's name may lead investors to believe all or substantially all of the Fund's investments will have weighted maturity of five years. You asked that we explain why the name of the Fund is not misleading.

Response:  We note that the staff of the Division of Investment Management developed a list of Frequently Asked Questions about Rule 35d-1 (Investment Company Names). In Question 11 of the FAQs, the Division took the position that the terms "short-term," "intermediate-term," or "long-term" should be used to reflect dollar-weighted average maturities of no more than 3 years, more than 3 years but less than 10 years, or more than 10 years, respectively. We submit that, similar to the examples in Question 11, the term "Five-Year" in the Fund's name is intended as an indication of the upper limit of the Fund's weighted average maturity, and not as an indication that all or substantially all of the Fund's investments will have a weighted average maturity of five years. We submit that the term "Five-Year" in the Fund's name is not misleading and is consistent with the SEC staff's guidance in Question 11 because the prospectus discloses that the Fund (1) has a non-fundamental policy, under normal circumstances, to invest at least 80% of its net assets in fixed income securities that mature within five years from the date of settlement; (2) seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less; and (3) has a policy that the weighted average length of maturity of investments will not exceed five years.

Comment 5:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the principal investment strategies of the Fund state that "in the future, the Fund anticipates investing in issuers located in other countries as well." You asked that we delete this disclosure because it is not a principal investment strategy of the Fund.

Response:  The requested changes will be made.

Comment 6:  For AZL DFA Five-Year Global Fixed Income Fund, you asked that we disclose the Fund's sell strategy, including whether a security will be sold if it is not rated investment grade.

Response:  The requested changes will be made.

Comment 7:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the name of the Fund includes the term "Global" and that the principal investment strategies of the Fund state that the Fund will invest in "at least three different countries, one of which may be the United States." You noted, as described in footnote 42 to the Rule 35d-1 implementing release, that the staff expects that a fund using the term "Global" in its name will invest its "assets in investments that are tied economically to a number of countries throughout the world."  You asked that we revise the disclosure to make clear that the Fund will invest significantly in multiple non-U.S. companies.

Response:  We note that the use of the term "global" is not subject to the requirements of rule 35d-1, but, as you note, the implementing release for rule 35d-1, footnote 42, states that the staff expects that an investment company using the term "global" in its name will invest its assets in investments that are tied economically to a number of countries throughout the world. We note that the Principal Investment Strategies section for the Fund discloses that "The Fund seeks to achieve its investment objective by generally investing in a universe of U.S. and foreign debt securities maturing in five years or less. The Fund primarily invests in obligations issued or guaranteed by the U.S. and foreign governments . . ., obligations of other domestic and foreign issuers, securities of domestic or foreign issuers . . . and obligations of supranational organizations. . . . Under normal market conditions, the Fund intends to invest its assets to gain exposure to issuers of at least three different countries, one of which may be the United States. An issuer may be considered to be of a country if it is organized, has the majority of its assets, or derives a majority of its operating income in that country." We respectfully submit that this disclosure appropriately describes how the Fund will invest its assets in investments that are tied economically to a number of countries through the world.

Comment 8:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the following sentence is not written in plain English, and you requested that we rewrite the disclosure for plain English:  "In making purchase decisions, if the anticipated maturity risk premium is greater for longer-term securities in the eligible maturity range, the Fund will focus investment in that longer-term area, otherwise, the Fund will focus investment in the short-term range of the eligible maturity range."

Response:  We believe that the referenced disclosure is appropriate. However, we also note that a definition of the term "maturity risk premium" will be added in the following paragraph.

Comment 9:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the Fund may invest in derivative securities. You asked that we review the disclosure to ensure that it describes the actual derivatives, that the risk factors are tailored specifically to the derivatives used by the Fund, and that the disclosure is consistent with the McMillan/ICI letter regarding derivatives, dated July 2010. You noted that this comment would also apply to any Fund utilizing derivative instruments as a part of the principal investment strategies.

Response:  We have reviewed the Fund's disclosure regarding investments in derivative instruments and believe that such disclosure is appropriate and consistent with applicable regulatory requirements.

Comment 10:  For AZL DFA Five-Year Global Fixed Income Fund, you asked that we disclose, if accurate, that the Fund will deploy active and frequent trading, and include related risks. You noted that this comment would also apply to any Fund deploying active and frequent trading as a part of its principal investment strategies.

Response:  The requested changes will be made.

Comment 11:  For AZL DFA Five-Year Global Fixed Income Fund, you noted that the table of average annual total returns should include a comparison to a broad-based measure of market performance, and you also noted that additional disclosure is required if the index has changed since the last year.

Response:  We note that the Fund's prior prospectus did not include performance information because, at that time, the Fund had not yet completed a full calendar year of operations. We note that the Fund's broad-based benchmark, the Citi World Government Bond Index, 1-5 Years, Currency-Hedged in USD Terms, has not changed and was inadvertently omitted from the Amendment. It will be included in the subsequent 485(b) filing.

Comment 12:  For AZL Enhanced Bond Index Fund, AZL MSCI Emerging Markets Equity Index Fund and AZL MSCI Global Equity Index Fund, you asked that we explain how the applicable reference index components are included or excluded and how they are weighted. You asked that we disclose the rebalancing and reconstitution process, including the frequency and how and when the index changes. You asked that we disclose the number, which may be a range, of index components.

Response:  Additional information regarding the respective reference indexes will be added. Otherwise, we believe that the existing disclosure appropriately describes the principal investment strategies of the respective Funds.

Comment 13:  For AZL Enhanced Bond Index Fund, you asked that we disclose what enhanced indexing means and how the Fund intends to accomplish enhancement.

Response:  The term "Enhanced" in the Fund's name refers to the subadviser's flexibility, as described in the second sentence of the principal investment strategies disclosure, to "overweight or underweight securities in the Fund (relative to their weightings in the Index) in order to emphasize securities which have quantitative characteristics (such as above-average yield or below-average valuation) the subadviser believes may enhance performance."

Comment 14:  For AZL Enhanced Bond Index Fund, you noted that the principal investment strategies states that "the Fund may invest in bonds that are not included in the Index but that are selected to reflect as closely as practicable characteristics . . . of bonds in the index." You asked that we consider the appropriateness of this statement given that a number of the securities disclosed in the principal investment strategies (such as municipal bonds and preferred stocks) are not in the index.

Response:  We note that, consistent with its 80% policy (as modified in response to Comment 16, below), the Fund is permitted to invest up to 20% in securities that are not included in the Index.  Further, the Fund's 80% policy includes securities or financial instruments that have economic characteristics similar to the securities included in the Index. Accordingly, the Fund is permitted to invest in securities not in the index.

Comment 15:  For AZL Enhanced Bond Index Fund, you asked that we disclose, if accurate, investments in foreign currencies.

Response:  The requested changes will be made.

Comment 16:  For AZL Enhanced Bond Index Fund, you noted that the Fund includes the term "Index" in its name, and you asked that we include an 80% policy with respect to the Index.

Response:  The requested changes will be made.

Comment 17:  For AZL Enhanced Bond Index Fund, with respect to the bullets listed under "Eligible investments for the Fund also include," you asked that we delete any of the bullets which are not principal investment strategies of the Fund. You noted, for example, that there are no principal risk disclosures for municipal bonds or preferred stocks.

Response:  After discussion with the Fund's subadviser, it has been determined that the referenced investments either are not part of the Fund's principal investment strategies or are duplicative of other disclosure and will be deleted.

Comment 18:  For AZL Enhanced Bond Index Fund, you noted that the principal investment strategies state that "The Fund will have a targeted duration within a band of ±10% around the duration of the Index." You asked that we disclose the duration of the index or the expected duration of the Fund. You also asked that we include a principal risk disclosure for duration and include an example of the meaning of duration.

Response:  After discussion with the Fund's subadviser, it has been determined that the identified sentence regarding duration is not part of the Fund's principal investments strategies and will be deleted. We also note that the effect of duration is disclosed as a part of Interest Rate Risk under More About the Funds.

Comment 19:  For AZL Enhanced Bond Index Fund, you noted that the Fund's principal investment strategies state that "The Fund may use futures, options, and/or swaps to manage duration and other characteristics of its portfolio." You asked that we clarify whether the Fund will use derivatives to gain exposure to the index.

Response:  The subadviser does not, as part of the Fund's principal investment strategies, use derivatives to gain exposure to the Index.

Comment 20:  For AZL Enhanced Bond Index Fund, you asked that we include a principal risk disclosure for Enhanced Index Risk, which might state that due to the Fund's enhanced indexing strategy, the Fund's performance may vary from the index.

Response:  We respectfully submit that the disclosures with respect to the subadviser's flexibility to "overweight or underweight securities in the Fund (relative to their weightings in the Index) in order to emphasize securities which have quantitative characteristics (such as above-average yield or below-average valuation) the subadviser believes may enhance performance," as well as the disclosures regarding Selection Risk and Index Fund Risk appropriately address this issue.

Comment 21:  For index funds, you asked that we include disclosure related to concentration risk, describing that the Fund will be concentrated to the extent that the index concentrates.

Response:  We note that the disclosure for AZL MSCI Emerging Markets Equity Index Fund describes an industry concentration policy and includes Focused Investments Risk as a principal risk. We have carefully considered the request to add concentration risk to AZL Enhanced Bond Index Fund and AZL MSCI Global Equity Index Fund. We do not view concentration risk as a principal risk of those two funds. We note that the Bloomberg Barclays US Aggregate Bond Index (AZL Enhanced Bond Index Fund) contains 9,304 constituent elements, and the MSCI World Index (AZL MSCI Global Equity Index Fund) covers more than 1,600 securities in 23 developed markets.

Comment 22:  For AZL Enhanced Bond Index Fund, you noted that the Fund discloses Mortgage-Related and Other Asset-Backed Risk as a principal risk. You asked that we explain in this response how much of the Fund's assets will be invested in mortgage-related and other asset-backed securities. We understand that if the Fund will invest more than 15% of its net assets in these types of securities, the staff will have additional comments regarding how the Fund's board determines that such investments are liquid.

Response:  We note that at December 31, 2016, the Fund was invested 29.6% in US Govt Agency Mortgage securities, 6.0% in asset-backed securities and 4.1% in collaterialized mortgage obligations. These securities are included in the Index. We submit that the US Govt Agency Mortgage securities trade in a liquid market with a large volume of daily trades. We also note that the Fund's exposure to US Govt Agency Mortgage securities is consistent with the Index. The Fund's remaining exposure to mortgage-related and other asset-backed investments is below 15% of the Fund's portfolio. The Fund monitors for and adheres to the limit on illiquid securities in accordance with current regulatory requirements.

Comment 23:  For AZL Enhanced Bond Index Fund, you noted that the Fund discloses Emerging Markets Risk as a principal risk, but that emerging markets is not discussed in the principal investment strategies. You asked that we either include a discussion of emerging markets in the principal investment strategies or, if it is not a principal strategy, remove this risk.

Response:  After discussion with the subadviser, we have determined that Emerging Markets Risk is not a principal risk of the Fund and will be deleted.

Comment 24:  For AZL Moderate Index Strategy Fund, you asked that we include the former name of the Fund in the header.

Response:  The requested change will be made.

Comment 25:  With respect to the fee table for AZL Moderate Index Strategy Fund, you asked that we explain in this letter why the Acquired Fund Fees and Expenses were restated.

Response:  We note that prior to October 14, 2016, the Fund was known as the AZL Invesco Equity and Income Fund and was subadvised by Invesco Advisers, Inc., which managed the Fund pursuant to an active management strategy, investing in individual securities. On October 14, 2016, Invesco Advisers, Inc. ceased to serve as subadviser, and Allianz Investment Management LLC ("AIM"), the Fund's manager, assumed direct responsibility for the Fund's assets, managing the Fund as a fund of funds investing in five underlying funds. We also note that at the same time, the Fund ceased to charge a Distribution (12b-1) Fee. Due to these changes, it was determined to be appropriate to restate Total Annual Fund Operating Expenses to accurately reflect the anticipated expenses of the new strategy.

Comment 26:  For AZL Moderate Index Strategy Fund, if appropriate, please identify the percentage of assets that the Fund intends to invest in each type of equity fund.

Response:  The requested changes will be made.

Comment 27:  For AZL Moderate Index Strategy Fund, you asked that we enhance the description of the principal investment strategies to include when the Fund would buy or sell underlying funds and the catalysts for such actions and to include additional information about the Manager's allocation strategy.

Response:  The requested changes will be made.

Comment 28:  For AZL Moderate Index Strategy Fund, you asked that we clarify the last sentence of the principal investment strategies, which reads:  "The performance and income distributions of each of the Index Strategy Underlying Funds will differ from the performance and income distributions of the underlying funds as a result of small variations in the Fund's allocations and any cash held in its portfolio."

Response:  The requested changes will be made.

Comment 29:  For AZL Moderate Index Strategy Fund, you asked that we revise the section regarding Principal Risks of the Fund in order to make the information easier to read, such as using the bullet point presentation utilized for other funds.

Response:  The requested changes will be made.

Comment 30:  For AZL Moderate Index Strategy Fund, you asked that we consider adding mid-cap risk, small-cap risk, enhanced bond risk, and emerging markets risk as principal risks of the Fund.

Response:  The presentation of principal risks for the Fund will be revised in response to Comment 29 and will include all of the principal risks of each underlying fund. We note that "enhanced bond risk" (please see response to Comment 20, above) and "emerging markets risks" are not considered to be principal risks of any underlying fund.

Comment 31:  For AZL Moderate Index Strategy Fund, you noted that the Fund's performance is compared to, among others, a Moderate Composite Index. You asked that we describe the composite and its components in the narrative. You also noted that the composite should be footnoted in the table that it reflects no deduction for fees, expenses, or taxes.

Response:  The requested changes will be made.

Comment 32:  For AZL MSCI Emerging Markets Equity Index Fund and AZL MSCI Global Equity Index Fund, you asked that we revise the Principal Investment Strategies sections to update the descriptions of the components of each index.

Response:  The requested changes will be made.

Comment 33:  For AZL MSCI Emerging Markets Equity Index Fund, you asked whether the disclosure that "The Fund generally invests at least 90% of its assets in the securities of its Underlying Index and in depositary receipts representing securities in its Underlying Index" should in fact refer to the investment of net assets.

Response:  The requested changes will be made.

Comment 34:  For AZL MSCI Emerging Markets Equity Index Fund, Focused Investments Risk is identified as a principal risk of the Fund. You asked that we consider adding specific risks relating to any particular countries, regions or industries in which the Fund will have significant exposure.

Response:  We have carefully considered this request, and we believe that the existing disclosure, including disclosure of Focused Investments Risk and Emerging Markets Risk, both in the summary and under More About the Funds, is appropriate.

Comment 35:  For AZL Pyramis Multi-Strategy Fund, you asked that we revise the last sentence of the footnote to the fee table to indicate that recoupment of fee waivers is limited to the lesser of the cap in place at the time of the initial waiver or the cap in place at the time of recoupment. You also asked that we clarify that recoupment must be made within three years of the initial waiver and not in the next three fiscal years following the fiscal year in which the waiver took place. You noted that if we disagree with this requirement, we are required to provide a FASB 5 analysis. You also identified related disclosure under More About the Funds - Fund Operating Expense Limitation Agreement and in the Statement of Additional Information under The Manager (p. 43).

Response:  With respect to the use of the lesser of the cap in place at the time of waiver or at the time or recoupment, the requested changes will be made. With respect to the recoupment period (3 years vs next 3 fiscal years), we respectfully submit that it would not be appropriate to change the fee table language. The repayment language in the fee table footnote mirrors the language in the Funds' Expense Limitation Agreement with the Manager. Moreover, we believe that such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year end, rather than on the day they were actually reimbursed or waived. This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day to day basis.  Thus, amounts may be recaptured one day that were reimbursed or waived on an earlier day, only to have expenses exceed the expense cap on the following day thereby requiring another reimbursement or waiver.

We also submit that the conditions of ASC 450 - Contingencies (fka FASB 5) that would require the recording of a liability for the potential recapture of expenses waived or reimbursed have not been met.  ASC 450 states that, in order to accrue a loss contingency, two conditions must be met, (1) it must be probable that an asset has been impaired or a liability has been incurred and (2) the amount of loss can be reasonably estimated.  We do not believe that either condition has been met currently.  In order for the event to be probable and reasonably estimable, net assets for the Fund would have to increase and/or expenses would have to decrease, neither of which is known at the time.  The Fund's gross expense ratio is currently above the expense limitation amount.  The Registrant follows the practice of recording a liability when it believes that conditions described above have been met within the Fund.

Comment 36:  For the fixed income strategy of the AZL Pyramis Multi-Strategy Fund, please clarify in plain English how the adviser will use the Bloomberg Barclay's U.S. Aggregate Bond Index as a guide in structuring the strategy and selecting investments. Please also briefly describe the index, as is done for the S&P 500 Index in the Geode disclosure.

Response:  Additional information regarding the Bloomberg Barclay's U.S. Aggregate Bond Index will be added. As revised in response to this and other comments, we believe that the disclosure of the Fund's principal investment strategies is appropriate.

Comment 37:  For AZL Pyramis Multi-Strategy Fund, you asked that we review the Principal Investment Strategies disclosure for plain English.

Response:  We will make revisions to the disclosure in response to this comment.

Comment 38:  For the fixed income strategy of the AZL Pyramis Multi-Strategy Fund, you asked that we disclose all principal types of debt securities or markets in which the Fund will invest and corresponding risks, and disclose the weighted average maturity or duration for the fixed income portfolio.

Response:  Changes will be made to enhance the information provided regarding the Fund's investments in fixed income securities. With respect to maturity or duration, the Fund does not have set restrictions as to maturity or duration. We note that, as disclosed in the prospectus, "The subadviser uses the Barclays U.S. Aggregate Bond Index as a guide in structuring the Fund and selecting its investments and manages the Fund to have similar overall interest rate risk to the index." Insofar as interest rates are, in part, a function of duration, this policy to manage the Fund to have similar overall interest rate risk to the index effectively guides the overall duration of the Fund's investments. We also note that the prospectus discloses that "The Fund's assets may be allocated among different market sectors (for example, corporate, asset-backed, or government securities) and different maturities based on the subadviser's view of the relative value of each sector or maturity."

Comment 39:  For the fixed income strategy of the AZL Pyramis Multi-Strategy Fund, you asked that we clarify whether the Fund will invest in foreign securities denominated in U.S. or local currencies.

Response:  The requested changes will be made.

Comment 40:  For the equity strategy of the AZL Pyramis Multi-Strategy Fund, you noted that the Fund may invest in ETFs, and that if the Fund's expenses include more than 0.01% attributable to Acquired Fund Fees and Expenses, such expenses should be disclose separately in the fee table.

Response:  We can confirm that we are aware of this requirement and that the Acquired Fund Fees and Expenses for this Fund are less than 0.01%.

Comment 41:  For the AZL Pyramis Multi-Strategy Fund, you asked that we include emerging markets risk as a principal risk because emerging markets are discussed in the Principal Investment Strategies. You also noted that Private Placed Securities Risk is identified as a principal risk but not discuss in the Principal Investment Strategies.

Response:  We have determined that emerging markets securities are not part of the principal investment strategies or the principal risks of this Fund and will make corresponding changes. With respect to private placed securities, we note that the prospectus discloses that the Fund may invest in a variety of instruments, including investment-grade debt securities of all types, junk bonds, repurchase agreements, foreign issuers, and derivatives (including interest rate swaps, total return swaps, credit default swaps, and futures). A portion of these instruments may not be publicly traded, and, therefore, the subadviser has advised that Private Placed Securities Risk is a principal risk of the Fund.

Comment 42:  For the AZL Pyramis Multi-Strategy Fund, you asked that we consider changing the name of Security Quality Risk to High Yield Risk or Junk Bond Risk, by which it is more commonly known.

Response:  The requested changes will be made.

Comment 43:  For the AZL Pyramis Multi-Strategy Fund, you noted that Real Estate Investments Risk is identified as a principal risk of the Fund, but that real estate is not discussed in the Principal Investment Strategies. You noted that if real estate investments are a principal strategy, there should be Item 4 and 9 disclosure relating to such investments. You also noted that if such investments create exposure to subprime for the Fund, there should be disclosure in strategies and risk with respect to such subprime exposure.  If real estate investments are not a principal investment strategy, you noted that Real Estate Investments Risk should be deleted.

Response:  We will add information with respect to the real estate investments. We confirm that the Fund is not expected to have material exposure to subprime and that any Fund exposure to subprime is not expected to be a principal risk.

Comment 44:  Under More About the Funds – Overview, you asked that we delete "The Funds have the flexibility to make portfolio investments and engage in investment techniques that differ from the strategies discussed in this prospectus." You noted that all of the funds' principal strategies and risk must be disclosed in the prospectus and all non-principal strategies and risks must be disclosed in the statement of additional information.

Response:  The requested changes will be made.

Comment 45:  Under More About the Funds – Investment Strategies, you asked that we add Item 9 disclosure for the other funds such as is provided for the AZL DFA Five-Year Global Fixed Income Fund.

Response:  We respectfully submit that the disclosures of investment objectives, principal investment strategies, and related risks in the "Fund Summaries" and "More about the Funds" sections of the prospectus are responsive to Items 4 and 9 and applicable SEC staff guidance. We note that Item 4(a) and (b) require disclosure in a summary manner of the principal investment strategies and principal risks of the Fund based on the information given in response to Item 9(b) and (c), respectively. We also note that General Instruction C.3.(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, we believe that the existing disclosure is consistent with the General Instruction and the other requirements for Form N-1A.

In addition, we note that the More About the Funds section includes additional information about the strategies of the Funds, including the discussion of temporary defensive positions required by Instruction 6 to Item 9(b)(1), frequent trading and various other strategies.

We will add additional information regarding the underlying funds of AZL Moderate Index Strategy Fund.

Comment 46:  Under Duties of the Manager and the Subadvisers (p. 43), with respect to the Manager of Managers order, you asked that we confirm whether the Manager of Managers exemptive order includes aggregate fee disclosure relief.

Response:  We confirm that the Fund's Manager of Managers exemptive order does not include aggregate fee disclosure relief.

Comment 47:  In the Statement of Additional Information, under Investment Restrictions – Fundamental Restrictions, no. 4(a), you asked that we add the following language between "political subdivisions," and "and repurchase agreements":  "excluding private activity municipal private debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance,". You also asked that we add the same language at the end of the last sentence prior to Non-Fundamental Restrictions. In a subsequent telephone conversation, you referred to the Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989, and to Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Release No. 9785, dated May 31, 1977.

Response:  We note that the referenced restriction, number 4(a), is a fundamental investment restriction which cannot be changed without shareholder approval. Therefore, we do not believe that we are permitted at this time to add the language requested. At the same time, we do also note that the Funds' current industry concentration testing does attempt to identify and exclude government securities backed by entities which are not government entities. Consequently, we believe that the current industry concentration policy is consistent with the applicable SEC and Staff interpretations.

Comment 48:  In the Statement of Additional Information, under Investment Restrictions – Non-Fundamental Restrictions, you noted that a fund and its adviser may not ignore the underlying investments of affiliated and unaffiliated underlying investment companies when determining whether a fund is in compliance with its concentration policies. You asked that we add disclosure to clarify that each fund will consider the underlying investments of its underlying investment companies when determining the fund's compliance with its concentration policies.

Response:  We can confirm that, to the extent that a Fund is invested in other underlying investment companies, when determining compliance with its concentration policies, the Fund will consider the underlying investments of such underlying investment companies, to the extent that such information is available.

Comment 49:  In the Statement of Additional Information, under The Manager (p. 42), you asked that we describe the methods of allocation and payment of advisory fees for each class of a fund's shares, as stated in Instruction 4 to Item 19(a)(3).

Response:  The requested changes will be made.

Comment 50:  In the Statement of Additional Information, under The Manager (p. 42), you asked that we clarify in the disclosure whether the gross management fee includes the fee paid to the subadviser(s).

Response:  The requested changes will be made.

Comment 51:  In the Statement of Additional Information, under The Manager (p. 44), in the table showing management fees for the last three fiscal years, you asked that we revise the Management Fees Earned line item to show only the actual management fees earned by the Manager, and you noted that Instruction 2 to Item 19(a)(3) requires us to show each type of credit or offset separately.

Response:  The requested changes will be made.

Comment 52:  In the Statement of Additional Information, under The Subadvisers (p. 45), in the table showing fees paid to subadvisers, you asked that we separately disclose the fees paid to Geode by FIAM.

Response:  The requested changes will be made.

Comment 53:  In the Statement of Additional Information, under The Subadvisers (p. 45), in the table showing fees paid to subadvisers for the last three fiscal years, you asked that we identify the name of each subadviser for each fund and clarify the amount that it received for the last three years.

Response:  The requested changes will be made.

Comment 54:  You asked that we explain in this letter the relationship between the subadvisers FIAM and Geode Capital Management.

Response:  We asked FIAM and Geode Capital Management to explain the affiliation between the two firms for disclosure purposes, and we were advised by Geode that "Geode is an independent investment adviser unaffiliated with FIAM" and "Geode is neither a subsidiary nor an affiliate of FIAM."

Comment 55:  In the Statement of Additional Information, under Other Accounts (p. 47), you noted that the information regarding other accounts for Jennifer Hsui and Diane Hsiung needs to be added.

Response:  The requested changes will be made.

Comment 56:  In Part C, you noted that the advisory agreement with FIAM LLC and Geode Capital Management do not appear to be included.

Response:  These will be added in the subsequent 485(b) filing.

On April 24, 2017, you provided the following additional telephonic comments regarding the Amendment:

Comment 1:  You noted that the AZL Enhanced Bond Index Fund, the AZL Moderate Index Strategy Fund, and the AZL Emerging Markets Equity Index Fund had high portfolio turnover in 2016, and you requested that disclosure regarding active and frequent trading be added for those funds.

Response:  For the AZL Enhanced Bond Index Fund, we note that the prospectus already identifies Portfolio Turnover as a principal risk of the Fund, and we will add additional disclosure on this point under principal investment strategies. The AZL Moderate Index Strategy Fund and the AZL MSCI Emerging Markets Index Fund each experienced significant variation in turnover rates in 2016 due to repositioning of each Fund's portfolio as a result of strategy changes implemented in October, 2016, as disclosed in the SAI. Since the portfolio turnover was not a result of the Funds' respective principal investment strategies, we do not believe that additional disclosure on this point is appropriate.

Comment 2:  You noted that the AZL MSCI Global Equity Index Fund discloses a capitalization range for its reference index, and you requested that we add similar disclosure with respect to the AZL MSCI Emerging Markets Equity Index Fund.

Response:  The requested disclosure will be added.

Comment 3:  For AZL DFA Five-Year Global Fixed Index Fund, you noted that "dollar-" should be added to the beginning of the phrase "weighted average length of maturity of investments."

Response:  The requested disclosure will be added.

Comment 4:  For AZL Enhanced Bond Index Fund, you noted that the Fund invests at least 80% of the value of its net assets in securities or other financial instruments that are components of or have economic characteristics similar to the securities included in the Index. You noted that if this 80% policy may be met with derivative securities, such derivatives should be valued on a mark to market basis rather than on a notional basis for purposes of the names rule.

Response:  We note that the disclosure regarding Rule 35d-1 under More About the Funds includes the statement that "In addition, in appropriate circumstances, synthetic investments, or derivatives, such as futures and options, may be included in the 80% basket. Only the market value of derivatives instruments will be used for purposes of meeting the 80% policy." We believe that this disclosure is appropriate and consistent with applicable regulatory requirements.

Comment 5:  Referencing Comment 47, above, you stated that the staff believes that the current disclosure language does not adequately address the Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989, or Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Release No. 9785, dated May 31, 1977. You stated that the staff believes that including brief narrative disclosure in non-fundamental policies regarding the Funds' industry concentration testing practices, described in response to Comment 47, above, would be appropriate.

Response:  We will add in the SAI under Investment Restrictions disclosure to the effect that, as a non-fundamental policy, for purposes of the Funds' industry concentration policies, government obligations will not include private activity municipal private debt securities principally backed by the assets and revenues of the non-governmental user of the funds generated by the securities issuance.

We appreciate the SEC staff's review of the Amendment. If you have any additional comments or questions, please let me know.

Sincerely,

/s/ Erik Nelson

Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com